# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001736225

## Reporting persons
- ExodusPoint Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,360; sole dispositive power 0; shared dispositive power 13,360; aggregate amount beneficially owned 13,360 (0.04% of the class)
- ExodusPoint Capital Partners GP, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,360; sole dispositive power 0; shared dispositive power 13,360; aggregate amount beneficially owned 13,360 (0.04% of the class)
- Michael Gelband: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,360; sole dispositive power 0; shared dispositive power 13,360; aggregate amount beneficially owned 13,360 (0.04% of the class)

## Item 1. Issuer
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts, 02421

## Item 2. Person Filing
Name of person filing:
This statement is filed by (each, a "Reporting Person" and, collectively, the "Reporting Persons"): (i) ExodusPoint Capital Management, LP ("ExodusPoint Capital Management") with respect to shares of Common Stock, $0.0001 par value per share ("Shares") of the Issuer held by ExodusPoint Partners Master Fund, LP, an investment fund it manages ("ExodusPoint Master Fund"); (ii) ExodusPoint Capital Partners GP, LLC ("ExodusPoint Capital Partners") with respect to Shares held by ExodusPoint Master Fund; and (iii) Michael Gelband ("Mr. Gelband"), with respect to Shares beneficially owned by ExodusPoint Capital Management and ExodusPoint Capital Partners.

ExodusPoint Capital Management, ExodusPoint Capital Partners, and Mr. Gelband have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address of the principal business office of ExodusPoint Capital Management, ExodusPoint Capital Partners, and Mr. Gelband is 65 East 55th Street, New York, NY 10022.
Citizenship: ExodusPoint Capital Management is a Delaware limited partnership. ExodusPoint Capital Partners is a Delaware limited liability company. Mr. Gelband is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of 13,360 Shares, which are held directly by ExodusPoint Master Fund.

ExodusPoint Capital Management, ExodusPoint Capital Partners, and Mr. Gelband directly own no Shares. Pursuant to an investment management agreement, ExodusPoint Capital Management maintains investment and voting power with respect to the securities held by ExodusPoint Master Fund. ExodusPoint Capital Partners is the general partner of ExodusPoint Capital Management. Mr. Gelband controls each of ExodusPoint Capital Management and ExodusPoint Capital Partners.
Percent of class: As of December 31, 2025, each of the Reporting Persons may be deemed to beneficially own approximately 0.04% of the Shares outstanding.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 13,360.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 13,360.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: ExodusPoint Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 4 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated February 17, 2026

## Signatures
- ExodusPoint Capital Management, LP: /s/ Timothy Cruise, Timothy Cruise, Authorized Signatory (02/17/2026)
- ExodusPoint Capital Partners GP, LLC: /s/ Timothy Cruise, Timothy Cruise, Authorized Signatory (02/17/2026)
- Michael Gelband: /s/ Michael Gelband, Michael Gelband (02/17/2026)